Filed Pursuant to Rule 424(b)(3)
Registration No. 333-225566

BLACKSTONE REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 4 DATED MARCH 20, 2020

TO THE PROSPECTUS DATED JANUARY 4, 2019

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Blackstone Real Estate Income Trust, Inc., dated January 4, 2019 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the "Company," "we," "us," or "our" refer to Blackstone Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of April 1, 2020;
•	to disclose the calculation of our February 29, 2020 net asset value (“NAV”) per share for all share classes;
•	to provide an update on the status of our current public offering (the “Offering”); and
•	to otherwise update the prospectus.

April 1, 2020 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of April 1, 2020 (and repurchases as of March 31, 2020) is as follows:

Transaction Price (per share)
Class S	$11.4430
Class T	$11.2339
Class D	$11.2715
Class I	$11.4183

The April 1 transaction price for each of our share classes is equal to such class’s NAV per share as of February 29, 2020. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

February 29, 2020 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.breit.com and is made available on our toll-free, automated telephone line at (844) 702-1299. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised annually by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by our independent valuation advisor. Transactions or events have occurred since February 29, 2020 that could have a material impact on our NAV per share, upon which our transaction price is based. We have included a breakdown of the components of total NAV and NAV per share for February 29, 2020 along with the immediately preceding month.

Our total NAV presented in the following tables includes the NAV of our Class S, Class T, Class D, and Class I common stockholders, as well as partnership interests of BREIT Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of February 29, 2020 ($ and shares in thousands):

Components of NAV	February 29, 2020
Investments in real estate	$31,941,449
Real estate debt investments	4,926,345
Investments in unconsolidated entities	812,784
Cash and cash equivalents	152,592
Restricted cash	1,709,013
Other assets	437,802
Mortgage notes, term loans, and revolving credit facilities, net	(18,455,204)
Repurchase agreements	(2,637,616)
Subscriptions received in advance	(1,580,471)
Other liabilities	(644,236)
Accrued performance participation allocation	-
Management fee payable	(17,169)
Accrued stockholder servicing fees (1)	(5,144)
Non-controlling interests in joint ventures	(250,616)
Net asset value	$16,389,529
Number of outstanding shares/units	1,435,994

_______________

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of February 29, 2020, the Company has accrued under GAAP $535.0 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of February 29, 2020 ($ and shares/units in thousands, except per share/unit data):

					Third-party
					Operating
	Class S	Class T	Class D	Class I	Partnership
NAV Per Share/Unit	Shares	Shares	Shares	Shares	Units(1)	Total
Net asset value	$6,789,272	$479,535	$1,063,827	$7,807,406	$249,489	$16,389,529
Number of outstanding shares/units	593,314	42,686	94,383	683,761	21,850	1,435,994
NAV Per Share/Unit as of February 29, 2020	$11.4430	$11.2339	$11.2715	$11.4183	$11.4183

_______________

(1)

Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partner, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the February 29, 2020 valuations, based on property types. Once we own more than one office property or net lease property we will include the key assumptions for the respective property type.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily(1)	7.7%	5.3%
Industrial	7.2%	5.7%
Hotel	9.2%	9.4%
Retail	7.7%	6.0%
Other(2)	7.3%	6.9%

_______________

(1)	Multifamily includes student housing and manufactured housing.
(2)	Other includes self-storage.

These assumptions are determined by the Adviser, and reviewed by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

		Multifamily	Industrial	Hotel	Retail	Other
	Hypothetical	Investment	Investment	Investment	Investment	Investment
Input	Change	Values	Values	Values	Values	Values
Discount Rate	0.25% decrease	+1.9%	+1.7%	+1.0%	+1.8%	+1.8%
(weighted average)	0.25% increase	(1.8%)	(2.1%)	(1.0%)	(1.8%)	(1.7%)
Exit Capitalization Rate	0.25% decrease	+3.0%	+2.7%	+2.1%	+2.6%	+2.0%
(weighted average)	0.25% increase	(2.8%)	(3.0%)	(2.0%)	(2.4%)	(1.9%)

Our total NAV presented in the following tables includes the NAV of our Class S, Class T, Class D, and Class I common stockholders, as well as the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partner and Class B unit holders. The following table provides a breakdown of the major components of our total NAV as of January 31, 2019 ($ and shares in thousands):

Components of NAV	January 31, 2019
Investments in real estate	$29,771,272
Real estate debt investments	4,827,867
Cash and cash equivalents	183,255
Restricted cash	1,776,866
Other assets	250,084
Mortgage notes, term loans, and revolving credit facilities, net	(16,738,407)
Repurchase agreements	(2,634,604)
Subscriptions received in advance	(1,656,759)
Other liabilities	(912,062)
Accrued performance participation allocation	(15,264)
Management fee payable	(15,304)
Accrued stockholder servicing fees (1)	(5,241)
Non-controlling interests in joint ventures	(239,575)
Net asset value	$14,592,128
Number of outstanding shares/units	1,271,923

________________

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of January 31, 2019, the Company has accrued under GAAP $505.7 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of January 31, 2019 ($ and shares/units in thousands, except per share/unit data):

					Third-party
					Operating
	Class S	Class T	Class D	Class I	Partnership
NAV Per Share/Unit	Shares	Shares	Shares	Shares	Units(1)	Total
Net asset value	$6,464,485	$463,266	$1,013,153	$6,400,711	$250,513	$14,592,128
Number of outstanding shares/units	561,990	41,022	89,414	557,671	21,826	1,271,923
NAV Per Share/Unit as of January 31, 2019	$11.5029	$11.2933	$11.3311	$11.4776	$11.4776

_______________

(1)

Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partnership, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.

Status of our Current Public Offering

We are currently offering on a continuous basis up to $12.0 billion in shares of common stock, consisting of up to $10.0 billion in shares in our primary offering and up to $2.0 billion in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold in the Offering (i) 635,157,822 shares of our common stock (consisting of 334,513,230 Class S Shares, 21,054,135 Class T Shares, 64,948,295 Class D Shares and 214,642,162 Class I Shares) in the primary offering for total proceeds of $7.1 billion and (ii) 25,723,987 shares of our common stock (consisting of 15,062,510 Class S Shares, 1,092,082 Class T Shares, 2,034,865 Class D Shares and 7,534,530 Class I Shares) pursuant to our distribution reinvestment plan for a total value of $0.3 billion. As of February 29, 2020, our aggregate NAV is $16.4 billon. We intend to continue selling shares in the Offering on a monthly basis.

Updates to the Prospectus

Investment Objectives and Strategies

The following section supersedes and replaces the section of the Prospectus entitled “Investment Objectives and Strategies” and all similar disclosure in the Prospectus:

Investment Objectives

Our investment objectives are to invest in assets that will enable us to:

•	provide attractive current income in the form of regular, stable cash distributions;
•	preserve and protect invested capital;
•	realize appreciation in NAV from proactive investment management and asset management; and
•

provide an investment alternative for stockholders seeking to allocate a portion of their long-term investment portfolios to commercial real estate with lower volatility than public real estate companies.

We cannot assure you that we will achieve our investment objectives. See the “Risk Factors” section of this prospectus.

Investment Strategy

Through its affiliation with Blackstone Real Estate, the Adviser acquires, manages and sells properties in our portfolio on our behalf, subject to the supervision and oversight of our board of directors. Blackstone Real Estate is one of the largest real estate investment managers in the world with $163 billion of investor capital under management as of December 31, 2019, representing approximately $325 billion of debt and equity as of December 31, 2019. Our objective is to bring Blackstone’s leading institutional-quality real estate investment platform to income-focused investors.

Our investment strategy is to acquire primarily stabilized, income-generating U.S. commercial real estate. To a lesser extent, we also invest in real estate debt and other securities to provide current income and a source of liquidity for our share repurchase plan, cash management and other purposes.

Our investment strategy seeks to capitalize on Blackstone’s scale and the real-time information provided by its real estate holdings to identify and acquire our target investments at attractive pricing. We also seek to benefit from Blackstone’s reputation and ability to transact in scale with speed and certainty, and its long-standing and extensive relationships in the real estate industry.

Our investments in primarily stabilized, income-generating U.S. commercial real estate focus on a range of asset types. These may include multifamily, industrial, net lease, hotel, retail and office assets, as well as others, including, without limitation, healthcare, student housing, senior living, data centers, manufactured housing and storage properties. For a description of our current investments, see “Investments in Real Estate and Real Estate Debt.”

Our real estate debt and other securities strategy is designed to generate current income. We also believe that our real estate debt will help maintain sufficient liquidity to satisfy monthly repurchase requests under our share repurchase plan and manage cash before investing subscription proceeds into properties while also seeking attractive investment return. We use the Blackstone Real Estate Debt Strategies team to assist in this portion of the portfolio. The Blackstone Real Estate Debt Strategies team leverages the competitive advantages of the broader Blackstone Real Estate platform and its own proprietary investment models to seek attractive real estate debt investment opportunities throughout the capital structure.

We believe that our structure as a perpetual-life REIT will allow us to acquire and manage our investment portfolio in a more active and flexible manner. We expect the structure to be beneficial to your investment, as we are not limited by a pre-determined operational period and the need to provide a “liquidity event” at the end of that period.

Potential Competitive Strengths

We believe our most powerful competitive strength is our affiliation with Blackstone, which is one of the largest buyers, sellers and managers of commercial real estate in the world. Blackstone Real Estate has been investing since 1991, and has total investor capital under management of $163 billion representing approximately $325 billion of debt and equity as of December 31, 2019. Blackstone is one of the world’s largest real estate investment managers in the world, with 550 real estate professionals as of December 31, 2019 located in 11 cities, including New York, Los Angeles, London, Hong Kong, Mumbai and Sydney. We believe our long-term success in executing our investment strategy will be supported by Blackstone Real Estate’s competitive strengths, which include:

Extensive market and asset knowledge. Blackstone has been an extremely active investor in the U.S. real estate market for over 28 years. Blackstone Real Estate’s U.S. holdings include:

•	414 million square feet of industrial properties.
•	110,000 multifamily units.
•	60 million square feet of office properties.
•	114,000 hotel keys.
•	31 million square feet of retail properties.

This portfolio provides valuable real-time, proprietary market data that we expect will enable us to identify and act on market conditions and trends more rapidly than our competitors. The proprietary data generated by Blackstone Real Estate’s portfolio is expected to enable us to target specific themes with conviction and deploy significant amounts of discretionary capital.

A systematic and disciplined approach to acquiring and managing its real estate portfolio. Throughout its 28-year history, Blackstone Real Estate has relied on consistent processes to limit risks and take advantage of intellectual capital across the firm. Blackstone Real Estate has one centralized Investment Committee that meets weekly to review large new investments around the world. The committee discussions are led by Blackstone’s President and Chief Operating Officer and Blackstone Real Estate’s Global Co-Heads. The Investment Committee includes all other Senior Managing Directors in Blackstone Real Estate, as well as select senior executives of Blackstone. Smaller real estate investments are reviewed by a subset of the Investment Committee. The high level of interaction between the Investment Committee and investment professionals from the inception of a transaction to closing helps identify potential issues early and enables the team to more effectively streamline resources and workflows. Post-acquisition Blackstone Real Estate manages its real estate investments through proactive asset management, as well as periodic global asset reviews and valuation meetings.

Unparalleled relationships within the industry. The resources, relationships, and proprietary information of the Blackstone organization provide a deep sourcing network for new opportunities. We believe Blackstone Real Estate sees significantly more deal flow than most of its competitors as a result of its scale, its strong ties to major financial institutions, real estate brokers, and other institutional real estate investors, and its reputation for closing with speed and certainty.

Broad experience and tenure of its senior management. The 34 Senior Managing Directors in Blackstone Real Estate have been at the firm an average of 12 years, and have between 10 and 36 years of experience. The Senior Managing Directors have a long history of working together and oversee a deeply integrated global business that relies on regular communication, regular asset and strategy reviews with the entire global team and relocations of professionals among its offices in order to effectively instill Blackstone Real Estate’s process and culture worldwide.

A reputation for executing large, complicated transactions with speed and certainty. Historically Blackstone Real Estate has faced less competition in large-scale transactions with multiple layers of complexity, due to the small number of real estate firms that are able to manage such transactions. This has enabled Blackstone to acquire assets and portfolios at attractive valuations. We believe Blackstone has earned a reputation in the market as the preeminent buyer of large, complex transactions because it is decisive and can close quickly. We believe this capability has benefited us in our acquisitions to date, including our acquisitions of the EdR Student Housing Portfolio, Jupiter 12 Industrial Portfolio and The Bellagio.

Intense focus on asset management and value creation. Blackstone Real Estate aims to unlock value during its ownership through proactive asset management. Blackstone Real Estate recruits talented onsite managers for its investments, optimizes pricing strategies, controls costs, executes capital management projects, and seeks regulatory and zoning approvals needed to position assets for their highest and best use.

For more information regarding the Adviser and Blackstone Real Estate’s investment management business, see “Management—The Adviser and Blackstone.”

Investment Guidelines and Portfolio Allocation Targets

Our board of directors, including our independent directors, reviews our investment portfolio not less than quarterly. In addition, our board of directors has adopted investment guidelines which set forth, among other things, guidelines for investing in our targeted property types and certain investment policies restricting certain types of investments which we describe in more detail below. Our board of directors, including our independent directors, will review the investment guidelines on an annual basis or more frequently as it deems appropriate. Changes to our investment guidelines must be approved by our board of directors, including a majority of our independent directors. Our board of directors may revise our investment guidelines without the concurrence of our stockholders. However, our board of directors will not amend our charter, including any investment policies that are provided in our charter and described under “Charter-Imposed Investment Limitations” below, without the concurrence of holders of a majority of the outstanding shares entitled to vote, except for amendments that do not adversely affect the rights, preferences and privileges of our stockholders and do not require stockholder approval under Maryland law.

Our investment guidelines delegate to the Adviser authority to execute acquisitions and dispositions of investments in real estate and real estate debt, in each case so long as such acquisitions and dispositions are consistent with the investment guidelines adopted by our board of directors. Our board of directors will at all times have oversight over our investments and may change from time to time the scope of authority delegated to the Adviser with respect to acquisition and disposition transactions. In addition, under our investment guidelines our board of directors is required to approve any acquisition of a single property or portfolio of properties with a purchase price exceeding 10% of our most recent month-end total asset value (as measured under generally accepted accounting principles) plus the proceeds expected in good faith to be raised in our registered offering over the next twelve months. A majority of our board of directors will periodically determine that the consideration paid for property we acquire will ordinarily be based on the fair market value of the property. If a majority of our independent directors determines, or if the property is acquired from the Adviser, a director, Blackstone or any of their affiliates, such fair market value shall be determined by a qualified independent appraiser selected by our independent directors.

We will seek to invest:

•	at least 80% of our assets in real estate; and
•	up to 20% of our assets in real estate debt.

Notwithstanding the foregoing, the actual percentage of our portfolio that is invested in each investment type may from time to time be outside the target levels provided above due to factors such as a large inflow of capital over a short period of time, the Adviser’s assessment of the relative attractiveness of opportunities, or an increase in anticipated cash requirements or repurchase requests and subject to any limitations or requirements relating to our intention to be treated as a REIT for U.S. federal income tax purposes.

Identification of Investments

Blackstone believes it sees significantly more deal flow than most of its competitors as a result of its strong ties to major real estate owners and brokers, its track record of closing on investments to which it commits, and its fair and honest treatment of counterparties. Blackstone believes it has earned a reputation as the preeminent investor in the real estate market because of its capacity to underwrite and source large, complex transactions across multiple property sectors.

In addition, Blackstone Real Estate has developed a strong network of relationships with real estate owners, leading financial institutions, operating partners, senior business executives and government officials. These relationships provide market knowledge and form the backbone of its investment-sourcing network. Blackstone has, and expects to continue to have, a significant volume of deal flow. Primary sources of Blackstone Real Estate transactions include:

•	Relationships of individual Blackstone Senior Managing Directors and professionals;
•	Major corporations, real estate owners and real estate operators with which Blackstone has worked in the past and that wish to divest assets or partner with Blackstone;

•	Investment/commercial banks;
•	Brokers/dealers; and
•	Borrowers.

In Blackstone’s opinion, its strong market position makes it attractive to potential sellers, which sometimes approach Blackstone on an off-market basis because Blackstone is one of the few firms that can manage large and complex property acquisitions. This market recognition gives Blackstone leverage to achieve better pricing when negotiating such transactions.

Investments in Real Estate

To execute our investment strategy, we invest primarily in stabilized, income-generating U.S. commercial real estate. We may invest to a lesser extent in Canadian and European cities and potentially elsewhere and opportunistically in equity of public and private real estate-related companies. We may also acquire assets that require some amount of capital investment in order to be renovated or repositioned. We generally will limit investment in new developments on a standalone basis, but may consider development that is ancillary to an overall investment.

We do not designate specific geography or sector allocations for the portfolio; rather we intend to invest in regions or asset classes where we see the best opportunities that support our investment objectives.

We may only invest in equity securities if a majority of our directors, including a majority of the independent directors, not otherwise interested in the transaction approve such investment as being fair, competitive and commercially reasonable.

Ownership Interests

Our Operating Partnership or one or more subsidiary entities controlled by our Operating Partnership will acquire properties on our behalf. In many cases, we will acquire the entire equity ownership interest in properties and exercise control over such properties. However, we may also enter into joint ventures, general partnerships, co-tenancies and other participation arrangements with other investors, including affiliates of the Adviser, to acquire properties. We generally will acquire fee simple interests for the properties (in which we own both the land and the building improvements), but will from time to time invest in leased fee and leasehold interests if we believe the investment is consistent with our investment strategy and objectives.

Joint Ventures and Other Co-Ownership Arrangements

Subject to limitations in our charter, we may enter into joint ventures, partnerships, tenant-in-common investments or other co-ownership arrangements with entities affiliated with the Adviser as well as third parties for the acquisition or improvement of properties. In many cases, we may not control the management of the affairs of the joint venture. A joint venture creates an alignment of interest with a private source of capital for the benefit of our stockholders. In determining whether to invest in a particular joint venture, the Adviser will evaluate the real property that such joint venture owns or is being formed to own under the same criteria described elsewhere in this prospectus for our selection of real property investments.

The terms of any particular joint venture will be established on a case-by-case basis considering all relevant facts, including the nature and attributes of the potential joint venture partner, the proposed structure of the joint venture, the nature of the operations, the liabilities and assets associated with the proposed joint venture and the size of our interest in the venture. Other factors we will consider include: (1) our ability to manage and control the joint venture; (2) our ability to exit the joint venture; and (3) our ability to control transfers of interests held by other partners to the venture. Our interests may not be totally aligned with those of our partner. See “Risks Related to This Offering and Our Organizational Structure—We may make a substantial amount of joint venture investments, including with Blackstone affiliates. Joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on the financial condition of joint venture partners and disputes between us and our joint venture partners.”

In the event that the joint venture partner elects to sell property held in any such joint venture, we may not have sufficient funds to exercise any right of first refusal or other purchase right that we may have. Entering into joint ventures with other Blackstone-sponsored programs will result in certain conflicts of interest. See “Risk Factors—Risks Related to Conflicts of Interest” and “Conflicts of Interest—Joint Ventures with Affiliates of the Adviser.”

We may enter into joint ventures with Blackstone, the Adviser, one or more of our directors or any of their affiliates, including other Blackstone-sponsored programs, only if a majority of our directors, including a majority of the independent directors, not otherwise interested in the transaction approve the transaction as being fair and reasonable to us and on substantially the same, or more favorable, terms and conditions as those received by other affiliate joint venture partners.

Co-Investments

We co-invest with third parties or Other Blackstone Accounts, including by dividing a portfolio of assets among us and such co-investor.

Due Diligence

Comprehensive due diligence is conducted on each property that the Adviser proposes to purchase on our behalf, including these four primary types:

•

Financial Due Diligence. A preliminary review of each opportunity is conducted in order to screen the attractiveness of each transaction. The preliminary review is followed by an initial projection based on macro- and micro-economic analyses. Projection assumptions generally are developed from analysis of historical operating performance, discussions with local real estate contacts or sector experts and a review of published sources and data from Blackstone’s other portfolios. If the Adviser deems appropriate, further due diligence will be conducted, as described below, to confirm the initial financial review. The Adviser will forecast expected cash flows and analyze various scenarios and exit strategies utilizing its proprietary models and the financial information received. Blackstone believes that the speed and sophistication of its analysis provides a competitive advantage in the market.

•

Books and Records. Third-party accounting consultants will be used as deemed necessary to review relevant books and records (for example, comparing rent rolls to leases for office buildings), confirm cash flow information provided by the seller and conduct other similar types of analysis.

•

Physical Due Diligence. This primarily will involve an analysis of environmental and engineering matters by third-party consultants. Conclusions will be incorporated from environmental/engineering reports into the financial projection analysis. Additionally, the Adviser will investigate each potential investment and comparable properties to assess relative market position, functionality and obsolescence.

•

Legal and Tax Due Diligence. The Adviser will work closely with outside counsel to review, diligence and negotiate applicable legal and property specific documents pertaining to an investment (e.g., loan documents, leases, management agreements, purchase contracts, etc.). Additionally, the Adviser will work with internal and external tax advisors to structure investments in an efficient manner.

The Adviser would not move forward on an investment if it does not satisfy its investment criteria.

Exit Strategies

We anticipate that we will hold most of our properties for 7-10 years. One of the Adviser’s primary considerations in evaluating any potential investment opportunity is the likely exit strategy. When determining whether to sell a particular asset, the Adviser will take the following steps:

•	Evaluate Condition of the Property. Evaluate whether the asset is in the appropriate condition for a successful sale.
•	Monitor Market Conditions. Monitor the markets to identify favorable conditions for asset sales.
•	Assess Returns from the Property. Assess the returns from each investment to determine whether the expected sale price exceeds the net present value of the projected cash flows of the property.
•	Evaluate Status of Business Plan. Evaluate whether it has successfully completed the value creation plan that was established at acquisition.

We believe that holding our target assets for a long period of time will enable us to execute our business plan, generate favorable cash-on-cash returns and drive long-term cash flow and NAV growth.

Generally, we will reinvest proceeds from the sale, financing or disposition of properties in a manner consistent with our investment strategy, although we may be required to distribute such proceeds to the stockholders in order to comply with REIT requirements.

Investments in Real Estate Debt

Our real estate debt investments focus on non-distressed public and private real estate debt, including, but not limited to, CMBS, real estate-related corporate credit, mortgages, loans, mezzanine and other forms of debt (including RMBS and other residential credit), interests of collateralized debt obligation and collateralized loan obligation vehicles and equity interests in public and private entities that invest in real estate debt as one of their core businesses, and may also include preferred equity and derivatives. Our investments in real estate debt will be focused in the United States, but may also include investments issued or backed by real estate in Europe and certain other countries.

As part of our real estate debt investment strategy, we invest in CMBS. CMBS may include multi-issuer CMBS, single-issuer CMBS and “rake bonds,” in each case, relating to real estate-related companies or assets. In a typical multi-issuer CMBS issuance, one or more mortgage loans of varying size, asset type (including, but not limited to, office, retail, multifamily, hospitality, industrial and single-family rental), and geography are pooled and transferred to a trust. The trust then issues a series of bonds that vary in duration, payment priority and yield. Then rating agencies (such as Moody’s, S&P or Fitch) assign credit ratings to the various bond classes ranging from investment grade to below investment grade.

The Company also invests in RMBS and other residential credit. In a typical RMBS issuance, residential mortgages of varying size and geographic location are pooled and transferred to a trust. The trust then issues a series of bonds that vary in duration, payment priority, and yield. Then rating agencies (such as S&P’s, Moody’s, or Fitch) assign credit ratings to the various bond classes ranging from investment grade to below investment grade.

We may also invest in loans, which may include commercial mortgage loans, bank loans, mezzanine loans, other interests relating to real estate and debt of companies in the business of owning and/or operating real estate-related businesses. Commercial mortgage loans are typically secured by single-family, multifamily or commercial property and are subject to risks of delinquency and foreclosure. The ability of a borrower to repay a loan secured by an income-producing property typically is dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower.

We may also invest in real estate-related derivatives, including, without limitation, total return swaps and credit default swaps that have real estate debt as reference assets. See “—Derivative Instruments and Hedging Activities.”

We do not intend to make loans to other persons or to engage in the purchase and sale of any types of investments other than those related to real estate.

Mezzanine loans may take the form of subordinated loans secured by a pledge of the ownership interests of either the entity owning the real property or an entity that owns (directly or indirectly) the interest in the entity owning the real property. These types of investments may involve a higher degree of risk than mortgage lending because the investment may become unsecured as a result of foreclosure by the senior lender.

Although our investments in real estate debt investments will be primarily in non-distressed CMBS and other debt investments (based on our belief that there is not a low likelihood of repayment), we may nonetheless invest in instruments of any credit quality at various levels of an issuer’s capital structure. Debt securities of below investment grade quality are regarded as having predominantly speculative characteristics with respect to capacity to pay interest and to repay principal, and are commonly referred to as “high yield” securities. Securities rated Caa or below and CCC or below are considered vulnerable to nonpayment and their issuers to be dependent on favorable business, financial and economic conditions to meet their financial commitments. Securities rated below Caa/CCC may include obligations already in default. Debt securities in the lowest investment grade category will likely possess speculative characteristics. Additionally, some of our investments may be structured as investments in real estate debt securities or loans but are intended to provide us with returns based on the performance of the related real estate. As such, these debt securities or loans may have risks that are similar to that which a real estate equity investment would possess.

We may also invest, without limit, in securities that are unregistered (but are eligible for purchase and sale by certain qualified institutional buyers) or are held by control persons of the issuer and securities that are subject to contractual restrictions on their resale. However, we may only invest in equity securities if a majority of our directors, including a majority of the independent directors, not otherwise interested in the transaction approve such investment as being fair, competitive and commercially reasonable.

 Issuing Securities for Property

Subject to limitations contained in our charter, we have issued and may in the future issue, or cause to be issued, shares of our stock or limited partnership units in our Operating Partnership in any manner (and on such terms and for such consideration) in exchange for real estate. Our existing stockholders have no preemptive rights to purchase any such shares of our stock or limited partnership units, and any such issuance might cause a dilution of a stockholder’s initial investment. We may enter into additional contractual arrangements with contributors of property under which we would agree to repurchase a contributor’s units for shares of our common stock or cash, at the option of the contributor, at specified times.

Investment Process for Real Estate Debt

The following is a brief summary of certain key aspects of the real estate debt investment process the Adviser expects to generally utilize:

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Fundamental Analysis. The Adviser expects to utilize an asset-by-asset valuation approach to evaluate potential investments with a focus on underlying cash flow projections, replacement costs and market-by-market supply/demand trends.

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Disciplined Investment Approach. The Adviser expects to employ conservative underwriting and rigorous due diligence with respect to each investment while carefully assessing the impact of certain potential downside scenarios.

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Leverage Proprietary Knowledge and Relationships. The Adviser expects to utilize the knowledge, relationships and expertise of the existing Blackstone Real Estate operating team to evaluate the sponsorship and collateral of potential investments.

Derivative Instruments and Hedging Activities

We may use derivatives for hedging purposes and, subject to maintaining our status as a REIT and compliance with any applicable exemption from being regulated as a commodity pool operator, we may also use derivatives for investment purposes and as a form of effective leverage. Our principal investments in derivative instruments may include investments in interest rate swaps, total return swaps, credit default swaps and indices thereon, and short sales (typically related to treasuries), but we may also invest in futures transactions, options and options on futures. See “Risk Factors—We may invest in derivatives, which involve numerous risks.”

Cash, Cash Equivalents and Other Short-Term Investments

We hold cash, cash equivalents and other short-term investments. These types of investments may include the following, to the extent consistent with our intended qualification as a REIT:

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money market instruments, cash and other cash equivalents (such as high-quality short-term debt instruments, including commercial paper, certificates of deposit, bankers’ acceptances, repurchase agreements, interest-bearing time deposits and credit rated corporate debt securities);

•	U.S. government or government agency securities; and
•	Credit-rated corporate debt or asset-backed securities of U.S. or foreign entities, or credit-rated debt securities of foreign governments or multi-national organizations.

Other Investments

We may, but do not presently intend to, make investments other than as described above. At all times, we intend to make investments in such a manner consistent with maintaining our qualification as a REIT under the Code. We do not intend to underwrite securities of other issuers.

Borrowing Policies

We use financial leverage to provide additional funds to support our investment activities. This allows us to make more investments than would otherwise be possible, resulting in a broader portfolio. Subject to the limitation on indebtedness for money borrowed in our charter described below, our target leverage ratio is in the range of 60%. Our leverage ratio is measured by dividing (i) property-level and entity-level debt net of cash and loan-related restricted cash, by (ii) gross real estate assets (measured using the greater of fair market value and cost) plus the equity in our settled real estate debt portfolio. Indebtedness incurred (i) in connection with funding a deposit in advance of the closing of an investment or (ii) as other working capital advances, will not be included as part of the calculation above.

Our real estate debt portfolio has embedded leverage through the use of reverse repurchase agreements and may also have embedded leverage through the use of derivatives, including, but not limited to, total return swaps, securities lending arrangements and credit default swaps. During times of increased investment and capital market activity, but subject to the limitation on indebtedness for money borrowed in our charter described below, we may employ greater leverage in order to quickly build a broader portfolio of assets. We may leverage our portfolio by assuming or incurring secured or unsecured property-level or entity-level debt. An example of property-level debt is a mortgage loan secured by an individual property or portfolio of properties incurred or assumed in connection with our acquisition of such property or portfolio of properties. An example of entity-level debt is a line of credit obtained by us or our Operating Partnership. We currently have secured and unsecured lines of credit from third parties and an uncommitted line of credit from an affiliate of Blackstone. We may decide to seek to obtain additional lines of credit under which we would reserve borrowing capacity. Borrowings under the line of credit or any future lines of credit may be used not only to repurchase shares, but also to fund acquisitions or for any other corporate purpose.

Our actual leverage level will be affected by a number of factors, some of which are outside our control. Significant inflows of proceeds from the sale of shares of our common stock generally will cause our leverage as a percentage of our net assets, or our leverage ratio, to decrease, at least temporarily. Significant outflows of equity as a result of repurchases of shares of our common stock generally will cause our leverage ratio to increase, at least temporarily. Our leverage ratio will also increase or decrease with decreases or increases, respectively, in the value of our portfolio. If we borrow under a line of credit to fund repurchases of shares of our common stock or for other purposes, our leverage would increase and may exceed our target leverage. In such cases, our leverage may remain at the higher level until we receive additional net proceeds from our continuous offering or sell some of our assets to repay outstanding indebtedness.

Our board of directors reviews our aggregate borrowings at least quarterly. In connection with such review, our board of directors may determine to modify our target leverage ratio in light of then-current economic conditions, relative costs of debt and equity capital, fair values of our properties, general conditions in the market for debt and equity securities, growth and investment opportunities or other factors. We may exceed our targeted leverage ratio at times if the Adviser deems it advisable for us. For example, if we fund a repurchase under a line of credit, we will consider actual borrowings when determining whether we are at our leverage target, but not unused borrowing capacity. If, therefore, we are at a leverage ratio in the range of 60% and we borrow additional amounts under a line of credit, or if the value of our portfolio decreases, our leverage could exceed the range of 60% of our gross real estate assets. In the event that our leverage ratio exceeds our target, regardless of the reason, we will thereafter endeavor to manage our leverage back down to our target.

There is no limit on the amount we may borrow with respect to any individual property or portfolio. However, under our charter we may not incur indebtedness for money borrowed in an amount exceeding 300% of the cost of our net assets, which approximates borrowing 75% of the cost of our investments, unless any excess over this limit is approved by a majority of our independent directors, and disclosed to stockholders in our next quarterly report, along with justification for such excess. This limitation includes indebtedness for money borrowed with respect to our real estate debt portfolio. “Net assets” is defined as our total assets other than intangibles valued at cost (prior to deducting depreciation, reserves for bad debts and other non-cash reserves) less total liabilities.

Our charter prohibits us from obtaining loans from any of our directors, Blackstone or any of their affiliates, unless approved by a majority of our board of directors (including a majority of our independent directors) not otherwise interested in the transaction as fair, competitive and commercially reasonable and on terms and conditions not less favorable than comparable loans between unaffiliated parties under the same or similar circumstances.

Temporary Strategies

During periods in which the Adviser determines that economic or market conditions are unfavorable to investors and a defensive strategy would benefit us, we may temporarily depart from our investment strategy. During these periods, subject to compliance with the Investment Company Act, we may deviate from our target allocations and invest less than 80% of our assets in real estate and/or greater than 20% of our assets in real estate debt, or invest all or any portion of our assets in U.S. government securities, including bills, notes and bonds differing as to maturity and rates of interest that are either issued or guaranteed by the U.S. Treasury or by U.S. government agencies or instrumentalities; non-U.S. government securities that have received the highest investment grade credit rating; certificates of deposit issued against funds deposited in a bank or a savings and loan association; commercial paper; bankers’ acceptances; fixed time deposits; shares of money market funds; credit-linked notes; repurchase agreements with respect to any of the foregoing; or any other fixed income securities that the Adviser considers consistent with this strategy. During these periods, we may also determine to pay down certain of our indebtedness and have indebtedness below our target leverage or we may borrow more to provide for additional liquidity causing us to exceed our target leverage. It is impossible to predict when, or for how long, the Adviser will use these alternative strategies. There can be no assurance that such strategies will be successful.

Charter-Imposed Investment Limitations

Our charter places numerous limitations on us with respect to the manner in which we may invest our funds. In addition, our board of directors has adopted a policy to act in manner consistent with certain amendments to our charter proposed at the 2019 annual meeting of stockholders.  See “ —Board Policy with Respect to Certain Charter Provisions.”

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We will not make investments in unimproved real property or indebtedness secured by a deed of trust or mortgage loans on unimproved real property in excess of 10% of our total assets. Unimproved real property means a property in which we have an equity interest that was not acquired for the purpose of producing rental or other income, that has no development or construction in process and for which no development or construction is planned, in good faith, to commence within one year;

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We will not invest in commodities or commodity futures contracts (which term does not include derivatives related to non-commodity investments, including futures contracts when used solely for the purpose of hedging in connection with our ordinary business of investing in real estate assets, mortgages and real estate debt and other securities);

•	We will not invest in real estate contracts of sale, otherwise known as land sale contracts, unless the contract is in recordable form and is appropriately recorded in the chain of title;
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 We will not make or invest in individual mortgage loans unless an appraisal is obtained concerning the underlying property except for mortgage loans insured or guaranteed by a government or government agency. In cases where a majority of our independent directors determines and in all cases in which a mortgage loan transaction is with the Adviser, our sponsor, any of our directors or any of their affiliates, the appraisal shall be obtained from an independent appraiser. We will maintain the appraisal in our records for at least five years and it will be available for inspection and duplication by our common stockholders. We will also obtain a mortgagee’s or owner’s title insurance policy as to the priority of the mortgage;

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We will not make or invest in mortgage loans, including construction loans on any one real property if the aggregate amount of all mortgage loans on such real property would exceed an amount equal to 85% of the appraised value of such real property as determined by appraisal unless substantial justification exists because of the presence of other underwriting criteria;

•	We will not make or invest in mortgage loans that are subordinate to any lien or other indebtedness or equity interest of any of our directors, our sponsor, the Adviser or their affiliates;
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We will not issue (1) equity securities redeemable solely at the option of the holder (except that stockholders may offer their shares of our common stock to us pursuant to our share repurchase plan), (2) debt securities unless the historical debt service coverage (in the most recently completed fiscal year) as adjusted for known changes is anticipated to be sufficient to properly service that higher level of debt, (3) equity securities on a deferred payment basis or under similar arrangements or (4) options or warrants to the directors, our sponsor, the Adviser, or any of their affiliates, except on the same terms as such options or warrants, if any, are sold to the general public. Options or warrants may be issued to persons other than the directors, our sponsor, the Adviser, or any of their affiliates, but not at exercise prices less than the fair value of the underlying securities on the date of grant and not for consideration (which may include services) that in the judgment of the independent directors has a fair value less than the value of the option or warrant on the date of grant;

•	We will not engage in the business of underwriting or the agency distribution of securities issued by other persons;
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We will not acquire interests or equity securities in any entity holding investments or engaging in activities prohibited by our charter except for investments in which we hold a non-controlling interest or investments in any entity having securities listed on a national securities exchange or included for quotation on an interdealer quotation system; or

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We will not acquire equity securities unless a majority of the board of directors (including a majority of the independent directors) not otherwise interested in the transaction approves such investment as being fair, competitive and commercially reasonable.

In addition, our charter includes many other investment limitations in connection with transactions with affiliated entities or persons. Our charter also includes restrictions on roll-up transactions, which are described under “Description of Capital Stock—Restrictions on Roll-Up Transactions.”

Board Policy with Respect to Certain Charter Provisions

As a condition to the renewal of the registration of this offering in certain states, our board of directors has adopted a policy to act in a manner consistent with the amendments to our charter proposed at our 2019 annual meeting of stockholders.  As described in detail in our Definitive Proxy Statement on Schedule 14A filed on March 29, 2019, the proposed charter amendments conformed certain provisions of our charter to the exact wording of the NASAA REIT Guidelines.

Investment Company Act Considerations

We intend to engage primarily in the business of investing in real estate and to conduct our operations so that neither we nor any of our subsidiaries is required to register as an investment company under the Investment Company Act. Under the Investment Company Act, in relevant part, a company is an “investment company” if:

•	under Section 3(a)(1)(A), it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or
•

under Section 3(a)(1)(C), it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and owns, or proposes to acquire, “investment securities” having a value exceeding 40% of the value of its total assets (exclusive of government securities and cash items) on an unconsolidated basis, which we refer to as the “40% test.” The term “investment securities” generally includes all securities except U.S. government securities and securities of majority-owned subsidiaries that are not themselves investment companies and are not relying on the exemption from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

We intend to acquire real estate and real estate-related assets directly, primarily by acquiring fee interests in real property. We may also invest in real property indirectly through investments in joint venture entities, including joint venture entities in which we do not own a controlling interest. We anticipate that our assets generally will be held in our wholly and majority-owned subsidiaries, each formed to hold a particular asset. A smaller portion of our assets are anticipated to be real estate debt.

We intend to conduct our operations so that we and most of our wholly and majority-owned subsidiaries will comply with the 40% test. We will continuously monitor our holdings on an ongoing basis to determine compliance with this test. We expect that most, if not all, of our wholly owned and majority-owned subsidiaries will not be relying on exemptions under either Section 3(c)(1) or 3(c)(7) of the Investment Company Act. Consequently, interests in these subsidiaries (which are expected to constitute a substantial majority of our assets) generally will not constitute “investment securities.” Accordingly, we believe that we and most, if not all, of our wholly and majority-owned subsidiaries will not be considered investment companies under Section 3(a)(1)(C) of the Investment Company Act.

In addition, we believe that neither we nor any of our wholly or majority-owned subsidiaries will be considered an investment company under Section 3(a)(1)(A) of the Investment Company Act because they will not engage primarily or hold themselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, we and our subsidiaries will be primarily engaged in non-investment company businesses related to real estate. Consequently, we and our subsidiaries expect to be able to conduct their respective operations such that none of them will be required to register as an investment company under the Investment Company Act.

We will determine whether an entity is a majority-owned subsidiary of our Company. The Investment Company Act defines a majority-owned subsidiary of a person as a company 50% or more of the outstanding voting securities of which are owned by such person, or by another company which is a majority-owned subsidiary of such person. The Investment Company Act defines voting securities as any security presently entitling the owner or holder thereof to vote for the election of directors of a company. We treat entities in which we own at least a majority of the outstanding voting securities as majority-owned subsidiaries for purposes of the 40% test. We have not requested that the SEC or its staff approve our treatment of any entity as a majority-owned subsidiary, and neither has done so. If the SEC or its staff was to disagree with our treatment of one or more subsidiary entities as majority-owned subsidiaries, we would need to adjust our strategy and our assets in order to continue to pass the 40% test. Any adjustment in our strategy could have a material adverse effect on us.

If we or any of our wholly or majority-owned subsidiaries would ever inadvertently fall within one of the definitions of “investment company,” we intend to rely on the exemption provided by Section 3(c)(5)(C) of the Investment Company Act, which is available for entities “primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” The SEC staff has taken the position that this exemption, in addition to prohibiting the issuance of certain types of securities, generally requires that at least 55% of an entity’s assets must be comprised of mortgages and other liens on and interests in real estate, also known as “qualifying assets,” and at least another 25% of the entity’s assets must be comprised of additional qualifying assets or a broader category of assets that we refer to as “real estate-related assets” under the Investment Company Act (and no more than 20% of the entity’s assets may be comprised of miscellaneous assets).

We will classify our assets for purposes of our 3(c)(5)(C) exemption based upon no-action positions taken by the SEC staff and interpretive guidance provided by the SEC and its staff. These no-action positions are based on specific factual situations that may be substantially different from the factual situations we may face, and a number of these no-action positions were issued more than twenty years ago. No assurance can be given that the SEC or its staff will concur with our classification of our assets. In addition, the SEC or its staff may, in the future, issue further guidance that may require us to re-classify our assets for purposes of the Investment Company Act. If we are required to re-classify our assets, we may no longer be in compliance with the exemption from the definition of an investment company provided by Section 3(c)(5)(C) of the Investment Company Act.

For purposes of determining whether we satisfy the 55%/25% test, based on the no-action letters issued by the SEC staff, we intend to classify our fee interests in real property, held by us directly or through our wholly owned subsidiaries or controlled subsidiaries as qualifying assets. In addition, based on no-action letters issued by the SEC staff, we will treat our investments in joint ventures, which in turn invest in qualifying assets such as real property, as qualifying assets only if we have the right to approve major decisions by the joint venture; otherwise, they will be classified as real estate-related assets. We will not participate in joint ventures in which we do not have or share control to the extent that we believe such participation would potentially threaten our status as a non-investment company exempt from the Investment Company Act. This may prevent us from receiving an allocation with respect to certain investment opportunities that are suitable for both us and one or more Other Blackstone Accounts. We expect that no less than 55% of our assets will consist of investments in real property, including any joint ventures that we control.

Qualifying for an exemption from registration under the Investment Company Act will limit our ability to make certain investments. For example, these restrictions may limit our and our subsidiaries’ ability to invest directly in mortgage-backed securities that represent less than the entire ownership in a pool of mortgage loans, debt and equity tranches of securitizations and certain asset-backed securities, non-controlling equity interests in real estate companies or in assets not related to real estate, however, we and our subsidiaries may invest in such securities to a certain extent.

Although we intend to monitor our portfolio, there can be no assurance that we will be able to maintain this exemption from registration.

A change in the value of any of our assets could negatively affect our ability to maintain our exemption from regulation under the Investment Company Act. To maintain compliance with the Section 3(c)(5)(C) exemption, we may be unable to sell assets we would otherwise want to sell and may need to sell assets we would otherwise wish to retain. In addition, we may have to acquire additional assets that we might not otherwise have acquired or may have to forego opportunities to acquire assets that we would otherwise want to acquire and would be important to our investment strategy.

To the extent that the SEC or its staff provide more specific guidance regarding any of the matters bearing upon the definition of investment company and the exemptions to that definition, we may be required to adjust our strategy accordingly. On August 31, 2011, the SEC issued a concept release and request for comments regarding the Section 3(c)(5)(C) exemption (Release No. IC-29778) in which it contemplated the possibility of issuing new rules or providing new interpretations of the exemption that might, among other things, define the phrase “liens on and other interests in real estate” or consider sources of income in determining a company’s “primary business.” Any additional guidance from the SEC or its staff could provide additional flexibility to us, or it could further inhibit our ability to pursue the strategies we have chosen.

If we are required to register as an investment company under the Investment Company Act, we would become subject to substantial regulation with respect to our capital structure (including our ability to use borrowings), management, operations, transactions with affiliated persons (as defined in the Investment Company Act) and portfolio composition, including disclosure requirements and restrictions with respect to diversification and industry concentration and other matters. Compliance with the Investment Company Act would, accordingly, limit our ability to make certain investments and require us to significantly restructure our business plan. For additional discussion of the risks that we would face if we were required to register as an investment company under the Investment Company Act, see “Risk Factors—Risks Related to This Offering and Our Organizational Structure—Your investment return may be reduced if we are required to register as an investment company under the Investment Company Act.”

Net Asset Value Calculation and Valuation Guidelines

The following section supersedes and replaces the section of the Prospectus entitled “Net Asset Value Calculation and Valuation Guidelines—Valuation of Real Estate-Related Securities” and all similar disclosure in the Prospectus:

Valuation of Real Estate Debt and Other Securities

In general, real estate debt and other securities will be valued by the Adviser based on market quotations or at fair value determined in accordance with GAAP. GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

Readily available market quotations

Market quotations may be obtained from third-party pricing service providers or, if not available from third-party pricing service providers, broker-dealers for certain of our real estate debt and other securities. When reliable market quotations for real estate debt and other securities are available from multiple sources, the Adviser will use commercially reasonable efforts to use two or more quotations and will value such investments based on the average of the quotations obtained. However, to the extent that one or more of the quotations received is determined in good faith by the Adviser to not be reliable, the Adviser may disregard such quotation if the average of the remaining quotations is determined in good faith to be reliable by the Adviser. Securities that are traded publicly on an exchange or other public market (stocks, exchange traded derivatives and securities convertible into publicly-traded securities, such as warrants) will be valued at the closing price of such securities in the principal market in which the security trades.

No readily available market quotations

If market quotations are not readily available (or are otherwise not reliable for a particular investment), the fair value will be determined in good faith by the Adviser. Due to the inherent uncertainty of these estimates, estimates of fair value may differ from the values that would have been used had a ready market for these investments existed and the differences could be material. Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information, bid/ask information, or broker-dealer quotations).

Certain investments, such as mortgages and mezzanine loans, are unlikely to have market quotations. In the case of loans acquired by us, such initial value will generally be the acquisition price of such loan. In the case of loans originated by us, such initial value will generally be the par value of such loan. Each such investment will then be valued by the Adviser within the first three full months after we make such investment and no less than quarterly thereafter in accordance with the procedures set forth in the immediately following paragraph.

To conduct its initial quarterly valuation and subsequent quarterly revaluations of such investments, the Adviser will initially determine if there is adequate collateral real estate value supporting such investments and whether the investment’s yield approximates market yield. If the market yield is estimated to approximate the investment’s yield, then such investment is valued at its par value. If the market yield is not estimated to approximate the investment’s yield, the Adviser will project the expected cash flows of the investment based on its contractual terms and discount such cash flows back to the valuation date based on an estimated market yield. Market yield is estimated as of each quarterly valuation date based on a variety of inputs regarding the collateral asset(s) performance, local/macro real estate performance, and capital market conditions, in each case as determined in good faith by the Adviser. These factors may include, but are not limited to: purchase price/par value of such real estate debt or other difficult to value securities; debt yield, capitalization rates, loan-to-value ratio, and replacement cost of the collateral asset(s); borrower financial condition, reputation, and indications of intent (e.g., pending repayments, extensions, defaults, etc.); and known transactions or other price discovery for comparable debt investments. In the absence of collateral real estate value supporting such securities, the Adviser will consider the residual value to its securities, following repayment of any senior debt or other obligations of the collateral asset(s). For each month that the Adviser does not perform a valuation of such investments, it will review such investment to confirm that there have been no significant events that would cause a material change in value of such investment. Our independent valuation advisor will review and confirm the reasonableness of the valuation of our real estate debt and other securities investments without readily available market quotations upon the Adviser’s initial quarterly valuation of such investment and each month thereafter.

Our board of directors has delegated to the Adviser the responsibility for monitoring significant events that may materially affect the values of our real estate debt and other securities investments and for determining whether the value of the applicable investments should be re-evaluated in light of such significant events. Except as otherwise provided in our valuation guidelines, the valuation of our real estate debt and other securities will not be reviewed by our independent valuation advisor or appraised.

The following section supersedes and replaces the section of the Prospectus entitled “Net Asset Value Calculation and Valuation Guidelines—NAV and NAV Per Share Calculation” and all similar disclosure in the Prospectus:

Our NAV will be calculated for each of our share classes by State Street. Our Board, including a majority of our independent directors, may replace State Street with another party, including our Adviser, if it is deemed appropriate to do so. The Adviser is responsible for reviewing and confirming our NAV, and overseeing the process around the calculation of our NAV, in each case, as performed by State Street.

Each class will have an undivided interest in our assets and liabilities, other than class-specific stockholder servicing fees. In accordance with the valuation guidelines, State Street calculates our NAV per share for each class as of the last calendar day of each month, using a process that reflects several components (each as described above), including the estimated fair value of (1) each of our properties based in part upon individual appraisal reports provided periodically by third-party independent valuation firms and reviewed by our independent valuation advisor, as finally determined and updated monthly by the Adviser, with review and confirmation for reasonableness by our independent valuation advisor, (2) our real estate debt and other securities for which third-party market quotes are available, (3) our other real estate debt and other securities, if any, and (4) our other assets and liabilities. Because stockholder servicing fees allocable to a specific class of shares will only be included in the NAV calculation for that class, the NAV per share for our share classes may differ. Operating Partnership units will be valued in the same fashion. Our valuation procedures include the following methodology to determine the monthly NAV of our Operating Partnership and the units. Our Operating Partnership has classes of units that are each economically equivalent to our corresponding classes of shares. Accordingly, on the last day of each month, the NAV per Operating Partnership unit of such units equals the NAV per share of the corresponding class. To the extent our Operating Partnership has classes of units that do not correspond to a class of our shares, such units will be valued in a manner consistent with these guidelines. The NAV of our Operating Partnership on the last day of each month equals the sum of the NAVs of each outstanding Operating Partnership unit on such day.

Our NAV for each class of shares will be based on the net asset values of our investments (including real estate debt and other securities), the addition of any other assets (such as cash on hand), and the deduction of any liabilities (including the allocation/accrual of any performance participation to the Special Limited Partner and the deduction of any stockholder servicing fees specifically applicable to such class of shares). At the end of each month, before taking into consideration repurchases or class-specific expense accruals for that month, any change in our aggregate NAV (whether an increase or decrease) is allocated among each class of shares based on each class’s relative percentage of the previous aggregate NAV plus issuances of shares that were effective on the first calendar day of such month. The NAV calculation is available generally within 15 calendar days after the end of the applicable month. Changes in our monthly NAV include, without limitation, accruals of our net portfolio income, interest expense, the management fee, any accrued performance participation, distributions, unrealized/realized gains and losses on assets, any applicable organization and offering costs and any expense reimbursements. Changes in our monthly NAV also include material non-recurring events, such as capital expenditures and material property acquisitions and dispositions occurring during the month. Notwithstanding anything herein to the contrary, the Adviser may in its discretion consider material market data and other information that becomes available after the end of the applicable month in valuing our assets and liabilities and calculating our NAV for a particular month. On an ongoing basis, the Adviser will adjust the accruals to reflect actual operating results and the outstanding receivable, payable and other account balances resulting from the accumulation of monthly accruals for which financial information is available.

Following the aggregation of the net asset values of our investments, the addition of any other assets (such as cash on hand) and the deduction of any other liabilities, State Street incorporates any class-specific adjustments to our NAV, including additional issuances and repurchases of our common stock and accruals of class-specific stockholder servicing fees. For each applicable class of shares, the stockholder servicing fee is calculated as a percentage of the aggregate NAV for such class of shares.

At the close of business on the date that is one business day after each record date for any declared distribution, our NAV for each class will be reduced to reflect the accrual of our liability to pay any distribution to our stockholders of record of each class as of the record date. NAV per share for each class is calculated by dividing such class’s NAV at the end of each month by the number of shares outstanding for that class at the end of such month.

The combination of the Class T NAV, Class S NAV, Class D NAV and Class I NAV equals the aggregate net asset value of our assets, which will consist almost entirely of the value of our interest in the Operating Partnership, less our liabilities, including liabilities related to class-specific stockholder servicing fees. The value of our interest in the Operating Partnership is equal to the excess of the aggregate NAV of the Operating Partnership over the portion thereof that would be distributed to any limited partners other than us if the Operating Partnership were liquidated. The aggregate NAV of the Operating Partnership is the excess of the value of the Operating Partnership’s assets (including the fair value of its properties, real estate debt and other securities, cash and other investments) over its liabilities (including the fair value of its debt, any declared and accrued unpaid distributions, any accrued performance participation allocation and the expenses attributable to its operations). The Adviser calculates the fair value of the assets and liabilities of the Operating Partnership as directed by our valuation guidelines based upon values received from various sources, as described in more detail above.

Net portfolio income and unrealized/realized gains on assets and liabilities for any month is allocated proportionately among the share classes according to the NAV of the classes at the beginning of the month.

In other portions of the section of the Prospectus entitled “Net Asset Value Calculation and Valuation Guidelines,” references to “real estate-related securities” are hereby changed to “real estate debt and other securities.”

Risk Factors

The following risk factors supplement the risk factors and/or supersede and replace the similar risk factors contained in the Prospectus and all similar disclosure in the Prospectus:

If we are unable to successfully integrate new investments and manage our growth, our results of operations and financial condition may suffer.

We have in the past and may in the future significantly increase the size and/or change the types of investments in our portfolio. We may be unable to successfully and efficiently integrate newly acquired investments into our existing portfolio or otherwise effectively manage our assets or growth. In addition, increases in the size of our investment portfolio and/or changes in our investment focus may place significant demands on our Adviser’s administrative, operational, asset management, financial and other resources which could lead to decreased efficiency. Any failure to effectively manage such growth or increase in scale could adversely affect our results of operations and financial condition.

Purchases and repurchases of shares of our common stock are not made based on the current NAV per share of our common stock.

Generally, our offering price per share and the price at which we make repurchases of our shares will equal the NAV per share of the applicable class as of the last calendar day of the prior month, plus, in the case of our offering price, applicable upfront selling commissions and dealer manager fees. The NAV per share, if calculated as of the date on which you make your subscription request or repurchase request, may be significantly different than the transaction price you pay or the repurchase price you receive. Certain of our investments or liabilities are subject to high levels of volatility from time to time and could change in value significantly between the end of the prior month as of which our NAV is determined and the date that you acquire or repurchase our shares, however the prior month’s NAV per share will generally continue to be used as the transaction price per share and repurchase price per share.  In exceptional circumstances, we may in our sole discretion, but are not obligated to, offer and repurchase shares at a different price that we believe reflects the NAV per share of such stock more appropriately than the prior month’s NAV per share, including by updating a previously disclosed transaction price, in cases where we believe there has been a material change (positive or negative) to our NAV per share since the end of the prior month and we believe an updated price is appropriate. In such exceptional cases, the transaction price and the repurchase price will not equal our NAV per share as of any time.

Valuations and appraisals of our real estate and real estate debt are estimates of fair value and may not necessarily correspond to realizable value.

For the purposes of calculating our monthly NAV, our properties will generally initially be valued at cost, which we expect to represent fair value at that time. Thereafter, valuations of properties will be determined by the Adviser based in part on appraisals of each of our properties by independent third-party appraisal firms reviewed by our independent valuation advisor at least once per year in accordance with valuation guidelines approved by our board of directors. The Adviser will also conduct a monthly valuation of our properties that will be reviewed and confirmed for reasonableness by our independent valuation advisor. Investments in real estate debt and other securities with readily available market quotations will be valued monthly at fair market value. Certain investments, such as mortgages and mezzanine loans, are unlikely to have market quotations. In the case of loans acquired by us, such initial value will generally be the acquisition price of such loan. In the case of loans originated by us, such initial value will generally be the par value of such loan. Each such investment will then be valued by the Adviser within the first three full months after we invest in such investment and no less than quarterly thereafter. Additionally, the Adviser may in its discretion consider material market data and other information that becomes available after the end of the applicable month in valuing our assets and liabilities and calculating our NAV for a particular month. For more information regarding our valuation process, see “Net Asset Value Calculation and Valuation Guidelines.”

Although monthly valuations of each of our real properties will be reviewed and confirmed for reasonableness by our independent valuation advisor, such valuations are based on asset- and portfolio-level information provided by the Adviser, including historical operating revenues and expenses of the properties, lease agreements on the properties, revenues and expenses of the properties, information regarding recent or planned capital expenditures and any other information relevant to valuing the real property, which information will not be independently verified by our independent valuation advisor. Similarly, although our monthly valuations of our real estate debt and other securities for which market prices are not readily available will be reviewed and confirmed for reasonableness by our independent valuation advisor, such valuations are based on information provided by the Adviser, which information will not be verified by our independent valuation advisor.

Within the parameters of our valuation guidelines, the valuation methodologies used to value our properties and certain of our investments will involve subjective judgments and projections and may not be accurate. Valuation methodologies will also involve assumptions and opinions about future events, which may or may not turn out to be correct. Valuations and appraisals of our properties and other investments will be only estimates of fair value. Ultimate realization of the value of an asset depends to a great extent on economic, market and other conditions beyond our control and the control of the Adviser and our independent valuation advisor. Further, valuations do not necessarily represent the price at which an asset would sell, since market prices of assets can only be determined by negotiation between a willing buyer and seller. As such, the carrying value of an asset may not reflect the price at which the asset could be sold in the market, and the difference between carrying value and the ultimate sales price could be material. In addition, accurate valuations are more difficult to obtain in times of low transaction volume because there are fewer market transactions that can be considered in the context of the appraisal. There will be no retroactive adjustment in the valuation of such assets, the offering price of our shares of common stock, the price we paid to repurchase shares of our common stock or NAV-based fees we paid to the Adviser and the Dealer Manager to the extent such valuations prove to not accurately reflect the realizable value of our assets. Because the price you will pay for shares of our common stock in this offering, and the price at which your shares may be repurchased by us pursuant to our share repurchase plan are generally based on our prior month’s NAV per share, you may pay more than realizable value or receive less than realizable value for your investment.

It may be difficult to reflect, fully and accurately, material events that may impact our monthly NAV.

The Adviser’s determination of our monthly NAV per share will be based in part on appraisals of each of our properties provided annually by independent third-party appraisal firms in individual appraisal reports reviewed by our independent valuation advisor and quarterly valuations of our real estate debt and other securities for which market quotations are not readily available provided by the Adviser and reviewed by our independent valuation advisor, each in accordance with valuation guidelines approved by our board of directors. As a result, our published NAV per share in any given month may not fully reflect any or all changes in value that may have occurred since the most recent appraisal or valuation. The Adviser will review appraisal reports and monitor our real estate and real estate debt, and is responsible for notifying the independent valuation advisor of the occurrence of any property-specific or market-driven event it believes may cause a material valuation change in the real estate valuation, but it may be difficult to reflect fully and accurately rapidly changing market conditions or material events that may impact the value of our real estate and real estate debt or liabilities between valuations, or to obtain complete information regarding any such events in a timely manner. For example, an unexpected termination or renewal of a material lease, a material increase or decrease in vacancies or an unanticipated structural or environmental event at a property may cause the value of a property to change materially, yet obtaining sufficient relevant information after the occurrence has come to light and/or analyzing fully the financial impact of such an event may be difficult to do and may require some time. As a result, the NAV per share may not reflect a material event until such time as sufficient information is available and analyzed, and the financial impact is fully evaluated, such that our NAV may be appropriately adjusted in accordance with our valuation guidelines. Depending on the circumstance, the resulting potential disparity in our NAV may be in favor or to the detriment of either stockholders who repurchase their shares, or stockholders who buy new shares, or existing stockholders.

Our success is dependent on general market and economic conditions.

The real estate industry generally and the success of our investment activities in particular will both be affected by global and national economic and market conditions generally and by the local economic conditions where our properties are located. These factors may affect the level and volatility of real estate prices, which could impair our profitability or result in losses. In addition, general fluctuations in the market prices of securities and interest rates may affect our investment opportunities and the value of our investments. Blackstone’s financial condition may be adversely affected by a significant economic downturn and it may be subject to legal, regulatory, reputational and other unforeseen risks that could have a material adverse effect on Blackstone’s businesses and operations (including the Adviser).

A depression, recession or slowdown in the U.S. real estate market or one or more regional real estate markets, and to a lesser extent, the global economy (or any particular segment thereof) would have a pronounced impact on us, the value of our assets and our profitability, impede the ability of our assets to perform under or refinance their existing obligations, and impair our ability to effectively deploy our capital or realize upon investments on favorable terms. We would also be affected by any overall weakening of, or disruptions in, the financial markets. Any of the foregoing events could result in substantial losses to our business, which losses will likely be exacerbated by the presence of leverage in our capital structure or our investments’ capital structures.

Market disruptions in a single country could cause a worsening of conditions on a regional and even global level, and economic problems in a single country are increasingly affecting other markets and economies. A continuation of this trend could result in problems in one country adversely affecting regional and even global economic conditions and markets. For example, concerns about the fiscal stability and growth prospects of certain European countries in the last economic downturn had a negative impact on most economies of the Eurozone and global markets. The occurrence of similar crises in the future could cause increased volatility in the economies and financial markets of countries throughout a region, or even globally.

Additionally, political leaders in the U.S. and certain European nations have recently been elected on protectionist platforms, fueling doubts about the future of global free trade. The U.S. government has indicated its intent to alter its approach to international trade policy and in some cases to renegotiate, or potentially terminate, certain existing bilateral or multi-lateral trade agreements and treaties with foreign countries. In addition, the U.S. government has recently imposed tariffs on certain foreign goods, including steel and aluminum and has indicated a willingness to impose tariffs on imports of other products. Some foreign governments, including China, have instituted retaliatory tariffs on certain U.S. goods and have indicated a willingness to impose additional tariffs on U.S. products. Global trade disruption, significant introductions of trade barriers and bilateral trade frictions, together with any future downturns in the global economy resulting therefrom, could adversely affect our performance.

For example, as a result of the recent financial crisis, the availability of debt financing secured by commercial real estate had been significantly restricted as a result of tightened lending standards for a prolonged period. As a result of the uncertainties in the credit market, real estate investors were unable to obtain debt financing on attractive terms, which adversely affected investment returns on acquisitions or their ability to make acquisitions or property improvements. Any future financial market disruptions may force us to use a greater proportion of our offering proceeds to finance our acquisitions and fund property improvements, reducing the cash available to pay distributions or satisfy repurchase requests and reducing the number of acquisitions we would otherwise make.

Certain countries have been susceptible to epidemics, most recently Covid-19, which has been designated as a pandemic by the World Health Organization. The outbreak of such epidemics, together with the resulting restrictions on travel or quarantines imposed, have had a negative impact on the economy and business activity globally (including in the markets in which we invest), and thereby could adversely affect the performance of our investments. Furthermore, the rapid development of epidemics could preclude prediction as to their ultimate adverse impact on economic and market conditions, and, as a result, present material uncertainty and risk with respect to us and the performance of our investments. These epidemics could have particularly adverse impacts on certain industries, such as the hospitality and leisure industries, and may also have particular negative effects on certain regions in which we own investments.

We depend on tenants for our revenue, and therefore our revenue is dependent on the success and economic viability of our tenants. Our reliance on single or significant tenants in certain buildings may decrease our ability to lease vacated space and could adversely affect our income, performance, operations and ability to pay distributions.

Rental income from real property, directly or indirectly, constitutes a significant portion of our income. Delays in collecting accounts receivable from tenants could adversely affect our cash flows and financial condition. In addition, the inability of a single major tenant or a number of smaller tenants to meet their rental obligations would adversely affect our income. Therefore, our financial success is indirectly dependent on the success of the businesses operated by the tenants in our properties or in the properties securing debts we may own. The weakening of the financial condition of or the bankruptcy or insolvency of a significant tenant or a number of smaller tenants and vacancies caused by defaults of tenants or the expiration of leases may adversely affect our operations, performance and our ability to pay distributions.

Generally, under U.S. bankruptcy law, a debtor tenant has 120 days to exercise the option of assuming or rejecting the obligations under any unexpired lease for nonresidential real property, which period may be extended once by the bankruptcy court for an additional 90 days. If the tenant assumes its lease, the tenant must cure all defaults under the lease and may be required to provide adequate assurance of its future performance under the lease. If the tenant rejects the lease, we will have a claim against the tenant’s bankruptcy estate. Although rent owing for the period between filing for bankruptcy and rejection of the lease may be afforded administrative expense priority and paid in full, pre-bankruptcy arrears and amounts owing under the remaining term of the lease will be afforded general unsecured claim status (absent collateral securing the claim). Moreover, amounts owing under the remaining term of the lease will be capped. Other than equity and subordinated claims, general unsecured claims are the last claims paid in a bankruptcy and therefore funds may not be available to pay such claims in full.

Some of our properties may be leased to a single or significant tenant and, accordingly, may be suited to the particular or unique needs of such tenant. We may have difficulty replacing such a tenant if the floor plan of the vacant space limits the types of businesses that can use the space without major renovation. In addition, the resale value of the property could be diminished because the market value of a particular property will depend principally upon the value of the leases of such property.

For example, we are dependent on a subsidiary of MGM Resorts International (“MGM”) as the sole tenant of The Bellagio as well as the MGM Grand Las Vegas and Mandalay Bay.  The rental revenue we are entitled to receive from MGM comprises a sizeable portion of our overall revenue and therefore risks related to MGM’s financial condition will expose us to risk, including adverse impacts to MGM’s business as a result of changes in market or economic conditions, natural disasters, outbreaks of an infectious disease, pandemic or any other serious public health concern, negative developments in the economy or political climate that depress travel activity, or other factors that may impact MGM’s operations or the operation of these properties. As a result, MGM has been, and may in the future be, required to suspend operations at these properties for what could be an extended period of time. Additionally, while these properties are currently suited to MGM’s needs, should MGM default under any of these leases, we may have difficulty finding a replacement tenant, any replacement tenant may not be of the same quality as MGM, the terms of any new lease may be less favorable than the terms of the current lease, or we may be required to incur significant expense to modify the properties to suit a new tenant.

Similarly, certain of our other properties, including certain industrial warehouses and student housing properties, are leased out to single tenants or tenants that are otherwise reliant on a single enterprise to remain in business and our hotel properties are generally operated by a single operator. Adverse impacts to such tenants, businesses or operators, including as a result of changes in market or economic conditions, natural disasters, outbreaks of an infectious disease, pandemic or any other serious public health concern, political events or other factors that may impact the operation of these properties, may have negative effects on our business and financial results.  As a result, such tenants or operators have been, and may in the future be, required to suspend operations at our properties for what could be an extended period of time. Further, if such tenants default under their leases or such operators are unable to operate our properties, we may not be able to promptly enter into a new lease or operating arrangement for such properties, rental rates or other terms under any new leases or operating arrangements may be less favorable than the terms of the current lease or operating arrangement or we may be required to make capital improvements to such properties for a new tenant or operator, any of which could adversely impact our operating results.

We may experience material losses or damage related to our properties and such losses may not be covered by insurance.

We may experience material losses related to our properties arising from natural disasters and acts of God, vandalism or other crime, faulty construction or accidents, fire, outbreaks of an infectious disease, pandemic or any other serious public health concern, war, acts of terrorism or other catastrophes. We plan to carry insurance covering our properties under policies the Adviser deems appropriate. The Adviser will select policy specifications and insured limits that it believes to be appropriate and adequate given the relative risk of loss, the cost of the coverage and industry practice. Insurance policies on our properties may include some coverage for losses that are generally catastrophic in nature, such as losses due to terrorism, earthquakes and floods, but we cannot assure you that it will be adequate to cover all losses and some of our policies will be insured subject to limitations involving large deductibles or co-payments and policy limits that may not be sufficient to cover losses. In general, losses related to terrorism are becoming harder and more expensive to insure against. In some cases, the insurers exclude terrorism, in others the coverage against terrorist acts is limited, or available only for a significant price. A similar dynamic has been unfolding with respect to certain weather and fire events. As a result, not all investments may be insured against terrorism, weather or fire. If we or one or more of our tenants experience a loss that is uninsured or that exceeds policy limits, we could lose the capital invested in the damaged properties as well as the anticipated future cash flows from those properties. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these properties were irreparably damaged. Certain of these events, such as war or an outbreak of an infectious disease, could have a broader negative impact on the global or local economy, thereby affecting us or the Adviser.

Debt-oriented real estate investments face a number of general market-related risks that can affect the creditworthiness of issuers, and modifications to certain loan structures and market terms make it more difficult to monitor and evaluate investments.

We invest in real estate debt investments. Any deterioration of real estate fundamentals generally, and in the United States in particular, could negatively impact our performance by making it more difficult for issuers to satisfy their debt payment obligations, increasing the default risk applicable to issuers, and/or making it relatively more difficult for us to generate attractive risk-adjusted returns. Changes in general economic conditions will affect the creditworthiness of issuers and/or real estate collateral relating to our investments and may include economic and/or market fluctuations, changes in environmental and zoning laws, casualty or condemnation losses, regulatory limitations on rents, decreases in property values, changes in the appeal of properties to tenants, changes in supply and demand for competing properties in an area (as a result, for instance, of overbuilding), fluctuations in real estate fundamentals (including average occupancy, operating income and room rates for hotel properties), the financial resources of tenants, changes in availability of debt financing which may render the sale or refinancing of properties difficult or impracticable, changes in building, environmental and other laws, energy and supply shortages, various uninsured or uninsurable risks, natural disasters, political events, trade barriers, currency exchange controls, changes in government regulations (such as rent control), changes in real property tax rates and operating expenses, changes in interest rates, changes in the availability of debt financing and/or mortgage funds which may render the sale or refinancing of properties difficult or impracticable, increased mortgage defaults, increases in borrowing rates, outbreaks of an infectious disease, epidemics/pandemics or other serious public health concerns, negative developments in the economy or political climate that depress travel activity (including restrictions on travel or quarantines imposed), environmental liabilities, contingent liabilities on disposition of assets, acts of God, terrorist attacks, war, demand and/or real estate values generally and other factors that are beyond the control of the Adviser. Such changes may develop rapidly and it may be difficult to determine the comprehensive impact of such changes on our investments, particularly for investments that may have inherently limited liquidity. These changes may also create significant volatility in the markets for our investments which could cause rapid and large fluctuations in the values of such investments. There can be no assurance that there will be a ready market for the resale of our debt investments because such investments may not be liquid. Illiquidity may result from the absence of an established market for the investments, as well as legal or contractual restrictions on their resale by us. The value of securities of companies which service the real estate business sector may also be affected by such risks.

The Adviser cannot predict whether economic conditions generally, and the conditions for real estate debt investing in particular, will deteriorate in the future. Declines in the performance of the U.S. and global economies or in the real estate debt markets could have a material adverse effect on our investment activities. In addition, market conditions relating to real estate debt investments have evolved since the financial crisis, which has resulted in a modification to certain loan structures and market terms. For example, it has become increasingly difficult for real estate debt investors in certain circumstances to receive full transparency with respect to underlying investments because transactions are often effectuated on an indirect basis through pools or conduit vehicles rather than directly with the borrower. These and other similar changes in loan structures or market terms may make it more difficult for us to monitor and evaluate investments.

We may source, sell and/or purchase assets either to or from the Adviser and its affiliates or issued by affiliates of the Adviser, and such transactions may cause conflicts of interest.

We may directly or indirectly source, sell and/or purchase all or any portion of an asset (or portfolio of assets/investments) to or from the Adviser and its affiliates or their respective related parties. Such transactions will be subject to the approval of a majority of directors (including a majority of our independent directors) not otherwise interested in the transaction. We may also source, sell to and/or purchase from third parties interests in or assets issued by affiliates of the Adviser or their respective related parties and such transactions would not require approval by our independent directors or an offset of any fees we otherwise owe to the Adviser or its affiliates. The transactions referred to in this paragraph involve conflicts of interest, as our sponsor and its affiliates may receive fees and other benefits, directly or indirectly, from or otherwise have interests in both parties to the transaction.